Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

LIQUIDIA TECHNOLOGIES, Inc.

Pursuant to Section 242 of the General Corporation Law

of the State of Delaware

LIQUIDIA TECHNOLOGIES, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.       Article Fourth, Section A of the Amended and Restated Certificate of Incorporation of the Corporation as filed with the Secretary of State of the State of Delaware on July 30, 2018 (the “Certificate of Incorporation”) is hereby amended and restated in its entirety to read as follows:

“A.    The total number of shares of capital stock of all classes which the Corporation shall have authority to issue is Seventy Million (70,000,000) shares, consisting of: Sixty Million (60,000,000) shares of common stock, $0.001 par value per share (the “Common Stock”), and Ten Million (10,000,000) shares of preferred stock, par value $0.001 per share (“Preferred Stock”).”

2.       The foregoing amendment of the Certificate of Incorporation has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

3.       This amendment to the Certificate of Incorporation shall be effective on and as of the filing date of this Certificate of Amendment with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by its duly authorized officer, and the foregoing facts stated herein are true and correct.

Dated: June 19, 2020	LIQUIDIA TECHNOLOGIES, INC.

	By:	/s/ Neal F. Fowler
Name: Neal F. Fowler
Title: Chief Executive Officer